SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                   LION, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    53620L102
                                 (CUSIP Number)


              JOHN A. MCMILLAN, 500 PINE STREET, SEATTLE, WA 98101
                                 (206) 373-4014
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 MARCH 30, 2004
             (Date of Event Which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 6 Pages

                       (Continued on the following pages)


---------------------------                          ---------------------------
CUSIP NO.    53620L102                13D            PAGE 2 OF  6 PAGES
---------------------------                          ---------------------------

------- ------------------------------------------------------------------------
  1 Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)

        JOHN A. MCMILLAN
------- ------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group*       (a)
                                                                (b)

------- ------------------------------------------------------------------------
  3     Sec Use Only


------- ------------------------------------------------------------------------
  4     Source Of Funds*

        PF
------- ------------------------------------------------------------------------
  5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e)


------- ------------------------------------------------------------------------
  6     Citizenship Or Place Of Organization

        UNITED STATES CITIZEN
------- ------------------------------------------------------------------------
        Number of            7   Sole Voting Power

          Shares                 1,866,465
                            ---- -----------------------------------------------
       Beneficially          8   Shared Voting Power

         Owned by                - 0 -
                            ---- -----------------------------------------------
           Each              9   Sole Dispositive Power

        Reporting                1,866,465
                            ---- -----------------------------------------------
       Person With          10   Shared Dispositive Power

                                 - 0 -
------- ------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,866,465
------- ------------------------------------------------------------------------
  12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares*


------- ------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)

        4.99% *
------- ------------------------------------------------------------------------
  14    Type Of Reporting Person

        IN
------- ------------------------------------------------------------------------

* The calculation of the foregoing percentage is based on 37,349,028 shares of common stock outstanding as of November 9, 2004, as reported in LION's Form 10-QSB filed with the Securities and Exchange Commission on November 15, 2004 for the quarterly period ended September 30, 2004.

                               Page 2 of 6 Pages
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ITEM 1. SECURITY AND ISSUER.

        This constitutes Amendment No. 1 to the Statement on Schedule 13D, filed on February 14, 2003, relating to shares of common stock, par value $.001 per share, of LION, Inc., a Washington corporation ("LION" or the "Company"). The address of the Company's principal executive office is 4700-42nd Ave. SW, Suite 430, Seattle, WA 98116.

ITEM 2. IDENTITY AND BACKGROUND.

        The name, address, principal occupation or employment, involvement in certain legal proceedings, and citizenship of the person filing this statement is as follows:

        (a)     John A. McMillan

        (b)     500 Pine Street, Seattle, WA 98101


        (c) Mr. McMillan is a Director of the Company. He is retired and was formerly a director and Co-Chairman of the Board of Directors of Nordstrom, Inc., a clothing retailer, located at 500 Pine Street, Seattle, WA 98101.

        (d) Mr. McMillan, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. McMillan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. McMillan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     United States citizen

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. McMillan used personal funds to purchase the securities listed in
Item 5 below.

ITEM 4. PURPOSE OF TRANSACTION.

        On March 20, 2001, Mr. McMillan participated in a private placement of LION's securities, purchasing for $125,000, 833,333 shares of common stock and 3-year warrants to acquire an additional 833,333 shares of common stock. The exercise price of the warrants was $.20 per share if exercised in the first eighteen months and $.40 if exercised in the second 18 months of the 3-year term. The shares and warrants were acquired by the reporting person solely for investment purposes to provide needed funding for LION, and not for the purpose of acquiring control of the Company. On March 30, 2004, the 833,333 warrants expired without exercise.

        Since the time of his March 2001 investment, Mr. McMillan's acquisitions of LION shares have been made for investment purposes. During the period from March 20, 2001 to December 31, 2002, Mr. McMillan acquired beneficial ownership of an additional 690,000

                               Page 3 of 6 Pages
shares of common stock, including 105,000 options, and 30,000 options and 140,000 warrants expired without exercise. During the period from January 1, 2003 to February 15, 2005, 300,000 options and 833,333 warrants expired without exercise, and Mr. McMillan acquired beneficial ownership of 53,832 options.

        Depending on future evaluations of the business prospects of LION and other factors, including, but not limited to, general economic and business conditions, Mr. McMillan may retain or, from time to time, increase his holdings or dispose of all or a portion of his holdings, subject to any applicable legal and contracted restrictions on his ability to do so. Mr. McMillan has no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that Mr. McMillan may, depending on market conditions, increase his holdings or dispose of shares of LION common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of February 15, 2005, Mr. McMillan was the beneficial owner of shares of common stock and options to purchase an aggregate total of 1,866,465 shares of common stock, representing approximately 4.99% of the issued and outstanding shares of common stock of the Company.

        The number of outstanding shares was 37,349,028 as of November 9, 2004, as reported in LION's Form 10-QSB filed with the Securities and Exchange Commission on November 15, 2004 for the quarterly period ended September 30, 2004, plus the 83,832 shares subject to options (included pursuant to Rule 13d-3 of the Act). For purposes of computing the percentage beneficial ownership of the Company as of February 15, 2005, the total number of shares of common stock considered to be outstanding is 37,432,860.

        (b) Upon exercise of the vested options, Mr. McMillan will acquire sole voting and dispositive power with respect to 1,866,465 shares of Common Stock as of February 15, 2005. This total included 83,832 shares underlying stock options not yet exercised as of February 15, 2005.

        (c) There were no transactions in LION common stock that were effected during the past 60 days by the reporting person filing this statement. Since his most recent filing on Schedule 13D, the following changes in Mr. McMillan's beneficial ownership of LION common stock have occurred:

                                                                       Number of
        Date of Transaction  Nature of Transaction                      Shares
        -------------------  ---------------------                     ---------

        December 13, 2003    Disposition of options; expiration        300,000
        March 30, 2004       Disposition of warrants; expiration       833,333
        April 1, 2004        Acquisition of options, of which 16,332    20,417
                             were beneficially owned as of 2-15-05
        June 30, 2004        Acquisition of options, of which 37,500    50,000
                             were beneficially owned as of 2-15-05

                               Page 4 of 6 Pages
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        (d)     No other person is known, with respect to shares of Company common stock, to have the right to receive dividends or to have the power to direct the receipt of dividends or to receive or direct the receipt of proceeds from the sale of Company stock from any person filing this statement.

        (e) Mr. McMillan ceased to be the beneficial owner of more than 5% of LION's common stock as of November 9, 2004, based on the 37,349,028 shares of common stock outstanding as of November 9, 2004, as reported in LION's Form 10-QSB filed with the Securities and Exchange Commission on November 15, 2004 for the quarterly period ended September 30, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

        Mr. McMillan executed a power of attorney, a copy of which was filed with this Schedule 13D as EXHIBIT 1.0, AND IS INCORPORATED BY REFERENCE. The power of attorney authorizes LION's filing coordinator to execute and file this
Schedule 13D and other filings required by the federal securities laws on behalf of the person executing the power of attorney.

        The shares underlying stock options not yet exercised were granted under LION's 1998 Stock Option Plan, intended to serve as an equity incentive program for management, qualified employees, non-employee members of the Board of Directors, and independent advisors or consultants. A copy of the Company's 1998 Stock Option Plan was filed as Exhibit 10.1 to the Company's registration statement on Form 10-SB, and is incorporated by reference.

        Prior to their expiry, the reporting person was issued Class A Redeemable Warrants by the Company under a form of Warrant, dated as of March 20, 2001 (the "Warrant Agreement"), whereby the Company granted to the reporting person warrants to purchase an aggregate of 833,333 shares of common stock (the "Warrants") at $.20 per share if exercised during the first eighteen months of the three-year warrant term and $.40 per share if exercised during the second 18 months. The Warrant Agreement contained certain provisions whereby the Warrants could be redeemed by the Company and certain antidilution provisions. The Warrant Agreement did not contain registration rights. A copy of the form of Warrant Agreement was filed with this Schedule 13D as EXHIBIT 2.0, AND IS INCORPORATED BY REFERENCE.

        Except as set forth above and as except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the person filing this statement with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        1.0     Power of Attorney executed by Mr. McMillan in connection with
                Schedule 13D and other filings under the Securities Exchange Act of 1934. (1)

        2.0     Warrant Agreement (1)


----------
(1) Incorporated by reference to the Schedule 13D, filed on February 14, 2003.

                               Page 5 of 6 Pages
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                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 15, 2005


/s/ John A. Mcmillan
---------------------------------------------------
John A. McMillan


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